UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                     ENERSYS
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   29275Y 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)
------------------------      --------------------------


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 Pages

                                       13G

CUSIP NO.  29275Y 10 2                                       PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

       J.P. Morgan Direct Corporate Finance Institutional Investors LLC

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OF PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,729,553
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,729,553
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,729,553
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


                               Page 2 of 9 Pages

                                       13G

CUSIP NO.  29275Y 10 2                                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       J.P. Morgan Direct Corporate Finance Private Investors LLC

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OF PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          451,777
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            451,777
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,777
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


                               Page 3 of 9 Pages

                                       13G

CUSIP NO.  29275Y 10 2                                       PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       522 Fifth Avenue Fund, L.P.

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OF PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          90,885
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            90,885
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,885
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


                               Page 4 of 9 Pages

ITEM 1  (a). NAME OF ISSUER:
             EnerSys

ITEM 1  (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             2366 Bernville Road
             Reading, PA 19605

ITEM 2  (a). NAMES OF PERSONS FILING:

             This statement is filed on behalf of the persons identified below.

             (i) J.P. Morgan Direct Corporate Finance Institutional Investors LLC, a Delaware limited liability company ("JPM Institutional");

             (ii) J.P. Morgan Direct Corporate Finance Private Investors LLC, a Delaware limited liability company ("JPM Private"); and

             (iii) 522 Fifth Avenue Fund, L.P., a Delaware limited partnership ("522 Fund" and collectively with JPM Institutional and JPM Private, the "JPM Reporting Persons").

ITEM 2  (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of JPM Institutional is:
             245 Park Avenue
             New York, NY 10167

             The address of the principal business office of JPM Private is:
             245 Park Avenue
             New York, NY 10167

             The address of the principal business office of 522 Fund is:
             245 Park Avenue
             New York, NY 10167

ITEM 2  (c). CITIZENSHIP:

             The place of organization of JPM Private, JPM Institutional and 522 Fund is Delaware.

ITEM 2  (d). TITLE OF CLASS OF SECURITIES:

             This statement relates to the Company's Common Stock, par value $0.01 per share

ITEM 2  (e). CUSIP NUMBER:

             29275Y 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.
        (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.


                                Page 5 of 9 Pages

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14)of the Investment Company Act;
        (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

(a) Amount beneficially owned:

As of December 31, 2006: (1) JPM Institutional held 1,729,553 shares of Common Stock; (2) JPM Private held 451,777 shares of Common Stock; and (3) 522 Fund held 90,885 shares of Common Stock.

The investment advisor to JPM Institutional is JPMorgan Chase Bank, N.A. ("JPMCB"), and the principal office of JPMCB is 1111 Polaris Parkway, Columbus, Ohio 43240. JPMCB is engaged primarily in the provision of commercial banking and investment management services. The investment advisor to each of JPM Private and 522 Fund is J.P. Morgan Investment Management Inc., a Delaware corporation ("JPMIM"), and the principal office of JPMIM is 245 Park Avenue, New York, NY 10167. JPMIM is engaged in the provision of investment management services. JPMIM is also the sole shareholder of 522 Fifth Avenue Corp., a Delaware corporation ("522 Corp"). 522 Corp is the general partner of 522 Fund and its principal office is located at the same address as the principal office of JPMIM. 522 Corp engages indirectly in making private equity and other investments. JPMIM is a wholly owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc., a Delaware corporation ("Fleming"). The principal office of Fleming is located at the same address as the principal office of JPMIM. Fleming is indirectly engaged in the provision of investment management services. Each of Fleming and JPMCB are wholly owned subsidiaries of JPMorgan Chase & Co., a Delaware corporation ("JPMorgan Chase"). JPMorgan Chase is engaged (primarily through subsidiaries) in the commercial banking business and its principal office is 270 Park Avenue, New York, NY 10017.

JPMCB, as the investment advisor of JPM Institutional, may be deemed to be the beneficial owner of the Shares owned by JPM Institutional. JPMIM, as the investment advisor of each of JPM Private and 522 Fund, may be deemed to be the beneficial owner of the Shares owned by JPM Private and 522 Fund. JPMIM and JPMCB, the investment advisors to JPM Private and JPM Institutional, respectively, are subsidiaries of JPMorgan Chase.

522 Corp, as general partner of 522 Fund, may be deemed to be the beneficial owner of the Shares owned by 522 Fund. JPMIM, as the sole stockholder of 522 Corp, may be deemed to be the beneficial owner of the Shares owned by 522 Fund. Fleming, as the sole stockholder of JPMIM, may be deemed to be the beneficial owner of the Shares owned by 522 Fund.

JPMorgan Chase, as the sole stockholder of Fleming and the indirect parent of JPMIM, may be deemed to be the beneficial owner of the Shares owned by 522 Fund.

The foregoing shall not be an admission that (i) 522 Corp, JPMIM, Fleming or JPMorgan Chase are the beneficial owners of the Shares owned by 522 Fund, (ii) JPMIM is the beneficial owner of the Shares owned by JPM Private or (iii) JPMCB is the beneficial owner of the Shares owned by JPM Institutional.


                                Page 6 of 9 Pages

(b) Percent of class: (1)

JPM Institutional               3.7% of the Common Stock
JPM Private                     1.0% of the Common Stock
522 Fund                        0.2% of the Common Stock

    (1) Based on 46,913,137 shares of Common Stock outstanding on December 31, 2006.

(c) Number of shares as to which such person has:


                                                                                       (iii)               (iv)
                                                (i)                 (ii)          SOLE POWER TO      SHARED POWER TO
                                        SOLE POWER TO VOTE      SHARED POWER TO   DISPOSE OR TO       DISPOSE OR TO
                                        OR TO DIRECT THE       VOTE OR TO DIRECT   DIRECT THE           DIRECT THE
                                              VOTE               THE VOTE          DISPOSITION OF      DISPOSITION OF
                                        ------------------      ----------------  ---------------    ------------------
J.P. Morgan Direct Corporate Finance
 Institutional Investors LLC                    -0-             1,729,553               -0-             1,729,553
J.P. Morgan Direct Corporate Finance
 Private Investors LLC                          -0-               451,777               -0-               451,777
522 Fifth Avenue Fund, L.P.                     -0-                90,885               -0-                90,885


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         See Item 4 above.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Metalmark Capital LLC ("Metalmark"), Morgan Stanley, MSDW Capital Partners IV, Inc. ("MSCP IV, Inc."), MSDW Capital Partners IV, LLC ("MSCP IV, LLC"), Morgan Stanley Dean Witter Capital Investors IV, L.P. ("MSCI IV, L.P." and, together with MSCP IV, Inc. and MSCP IV, LLC, the "MSCP Funds"), Morgan Stanley Global Emerging Markets, Inc. ("MSGEM, Inc."), MSGEM, LLC ("MSGEM, LLC"), Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM PIF"), Morgan Stanley Global Emerging Markets Private Investors, L.P. ("MSGEM PI" and, together with MSGEM, Inc., MSGEM, LLC and MSGEM PIF, the "MSGEM Funds"), the JPM Reporting Persons, First Plaza Group Trust ("First Plaza") and GM Capital Partners I, L.P. (together with First Plaza, the "GM Stockholders") have entered into a 2004 Securityholder Agreement dated as of July 26, 2004 (the "Securityholder Agreement"), which governs certain relationships among such parties as stockholders. Metalmark, Morgan Stanley, the MSCP Funds, the MSGEM Funds, the JPM Reporting Persons and the GM Stockholders may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder. Based solely upon information provided to the JPM Reporting Persons by Metalmark, the JPM Reporting Persons believe that, as of December 31, 2006, Metalmark beneficially held 20,494,938 shares, or 43.7%, of the Common Stock, Morgan Stanley beneficially held 2,463,302 shares, or 5.3%, of the Common Stock, the MSCP Funds beneficially held 515,697 shares, or 1.1%, of the Common Stock, the MSGEM Funds beneficially held 1,947,605 shares, or 4.2%, of the Common Stock, and the GM Stockholders beneficially held 1,947,606 shares, or 4.2%, of the Common Stock.

         Each of the JPM Reporting Persons expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that any such person is, for purposes of Section 13 of the Act or


                                Page 7 of 9 Pages
         otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such JPM Reporting Person. The filing of this statement on Schedule 13G by each of the JPM Reporting Persons shall not be considered an admission that such JPM Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such JPM Reporting Person does not have a pecuniary interest.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATIONS.

         Not Applicable to filings pursuant to Rule 13d-1(d).









                               Page 8 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

                                Dated: February 13, 2007

                                J.P. MORGAN DIRECT CORPORATE FINANCE
                                INSTITUTIONAL INVESTORS LLC
                                By: JPMorgan Chase Bank, N.A., as
                                Investment Advisor

                                By: /s/ Eduard Beit
                                    ---------------------
                                    Name:  Eduard Beit
                                    Title:  Managing Director

                                J.P. MORGAN DIRECT CORPORATE FINANCE
                                PRIVATE INVESTORS LLC
                                By: J.P. Morgan Investment Management Inc.,
                                as Investment Advisor

                                By: /s/ Eduard Beit
                                    ---------------------
                                    Name:   Eduard Beit
                                    Title: Managing Director

                                522 FIFTH AVENUE FUND, L.P.
                                By: J.P. Morgan Investment Management Inc., as Investment Advisor

                                By: /s/ Eduard Beit
                                    ---------------------
                                    Name:   Eduard Beit
                                    Title: Managing Director


                                Page 9 of 9 Pages